UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Clarivate Plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21810109

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. /__/

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21810109	SCHEDULE 13D	Page 2 of 25 Pages

(1)	Name of Reporting Persons: Green Equity Investors VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (see Instructions): PN

CUSIP No. G21810109	Schedule 13D	Page 3 of 25 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent Of Class Represented By Amount In Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	SCHEDULE 13D	Page 4 of 25 Pages

(1)	Name of Reporting Persons: LGP Associates VII-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. G21810109	SCHEDULE 13D	Page 5 of 25 Pages

(1)	Name of Reporting Persons: LGP Associates VII-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WIth:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	SCHEDULE 13D	Page 6 of 25 Pages

(1)	Name of Reporting Persons: GEI VII Capri AIV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	SCHEDULE 13D	Page 7 of 25 Pages

(1)	Name of Reporting Persons: GEI Capital VII, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	SCHEDULE 13D	Page 8 of 25 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	SCHEDULE 13D	Page 9 of 25 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. G21810109	SCHEDULE 13D	Page 10 of 25 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	SCHEDULE 13D	Page 11 of 25 Pages

(1)	Name of Reporting Persons: Capri Coinvest LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	SCHEDULE 13D	Page 12 of 25 Pages

(1)	Name of Reporting Persons: GEI VII Capri Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	SCHEDULE 13D	Page 13 of 25 Pages

(1)	Name of Reporting Persons: GEI Capri VII, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D	Page 14 of 25 Pages

(1)	Name of Reporting Persons: Capri Acquisitions Topco Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Island of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,864,432 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,864,432 Ordinary Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,864,432 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)

Percent of Class Represented by Amount in Row (11)

19.18% beneficial ownership of the Issuer’s ordinary shares (based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which includes 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020).

(14)	Type of Reporting Person (see Instructions) CO

CUSIP No. G21810109	Schedule 13D	Page 15 of 25 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”) of Clarivate Plc, a public limited company organized under the laws of the Island of Jersey (the “Issuer”).

The address of the Issuer’s principal executive offices is Friars House 160 Blackfriars Road, London, SE1 8EZ, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Green Equity Investors VII, L.P., a Delaware limited partnership (“GEI VII”), Green Equity Investors Side VII, L.P., a Delaware limited partnership (“GEI Side VII”), GEI VII Capri AIV, L.P., a Cayman Islands exempted limited partnership (“AIV”), Capri Coinvest LP, a Delaware limited partnership (“Coinvest”), Capri Acquisitions Topco Limited, a private company limited by shares incorporated under the laws of the Island of Jersey (“Topco”), LGP Associates VII-A LLC, a Delaware limited liability company (“Associates VII-A”), LGP Associates VII-B LLC, a Delaware limited liability company (“Associates VII-B,” and, together with GEI VII, GEI Side VII, AIV, Coinvest, Topco and Associates VII-A, the “Investors”), GEI VII Capri Holdings, LLC, a Cayman Islands limited liability company (“Capri Holdings”), GEI Capri VII, LLC, a Cayman Islands limited liability company (“Capri VII”), GEI Capital VII, LLC, a Delaware limited liability company (“Capital”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”) (the foregoing entities, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

As of the date of this statement, Topco is the record and direct holder of 115,864,432 Ordinary Shares on behalf of the investors. Topco holds additional shares on behalf of other persons that are not any of the Reporting Persons herein. Of the 115,864,432 Ordinary Shares held by Topco on behalf of the Investors and through Capri Holdings, (i) GEI VII is the indirect owner of 33,531,873 Ordinary Shares, (ii) GEI Side VII is the indirect owner of 46,939,141 Ordinary Shares, (iii) AIV is the indirect owner of 6,191,971 Ordinary Shares, (iv) Coinvest is the indirect owner of 27,901,017 Ordinary Shares, (v) Associates VII-A is the indirect owner of 120,338 Ordinary Shares, and (vi) Associates VII-B is the indirect owner of 1,180,092 Ordinary Shares. The principal business of each of Topco, Capri Holdings, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A and Associates VII-B is to pursue investments. Each of GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, Associates VII-B, Capri VII, and LGP are members of Capri Holdings. The principal business of Capri VII is to act as a member of Capri Holdings. Capital is the general partner of GEI VII and GEI Side VII. Capital’s principal business is to act as the general partner of GEI VII and GEI Side VII. LGP is an affiliate of Capital and Capri VII. LGP’s principal business is to act as the management company of GEI VII, GEI Side VII and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the general partner of Coinvest, the manager of Capri Holdings, and the management company of Associates VII-A, Associates VII-B, and other similar entities. Due to their relationships with Topco, GEI VII, GEI

CUSIP No. G21810109	Schedule 13D	Page 16 of 25 Pages

Side VII, AIV, Coinvest, Associates VII-A, and Associates VII-B, each of Capri Holdings, Capri VII, Capital, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the Ordinary Shares beneficially owned by Topco, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, and Associates VII-B. As such, Capri Holdings, Capri VII, Capital, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such Ordinary Shares. Each of Capri Holdings, Capri VII, Capital, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such Ordinary Shares.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to Topco, Capri Holdings, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, Associates VII-B, Capri VII, Capital VII, Capital, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons and none of the directors and officers of LGPM as set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons and none of the directors and officers of LGPM as set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

CUSIP No. G21810109	Schedule 13D	Page 17 of 25 Pages

(f)

Each of GEI VII, GEI Side VII, Associates VII-A, Associates VII-B, Coinvest, Capital, LGP, LGPM and Peridot is organized under the laws of Delaware. Each of AIV, Capri VII, and Capri Holdings is organized under the laws of the Cayman Islands. Topco is organized under the laws of the Island of Jersey.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, Topco is the record holder of an aggregate of 115,864,432 Ordinary Shares on behalf of the Investors, of which GEI VII is the indirect holder of 33,531,873 Ordinary Shares, GEI Side VII is the indirect holder of 46,939,141 Ordinary Shares, AIV is the indirect holder of 6,191,971 Ordinary Shares, Coinvest is the indirect holder of 27,901,017 Ordinary Shares, Associates VII-A is the indirect holder of 120,338 Ordinary Shares, and Associates VII-B is the indirect holder of 1,180,092 Ordinary Shares. Topco holds additional shares on behalf of other persons that are not any of the Reporting Persons herein. The Ordinary Shares reported herein were acquired as consideration in a stock transaction (the “Transaction”) pursuant to that certain Purchase Agreement, dated as of July 29, 2020, by and among Redtop Holdings Limited Camelot UK, Bidco Limited, Clarivate IP (US) Holdings Corporation and Clarivate Plc, relating to the purchase and sale of 100% of the equity securities of CPA Global Limited and CPA Global Group Holdings Limited (the “Purchase Agreement”). Pursuant to the Transaction, the Issuer acquired a business that was indirectly controlled by GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A and Associates VII-B. For further information, see the Purchase Agreement filed herewith as Exhibit 7.1.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Ordinary Shares for investment purposes pursuant to the Purchase Agreement.

The Investors and Capri Holdings are party to an Investor Rights Agreement, dated October 1, 2020, with the Issuer which entitles certain of the Reporting Persons to designate, and requires the Issuer to appoint, two individuals (the “LGP Designees” and each a “LGP Designee”) to serve on the Issuer’s Board of Directors (the “Board”), subject to certain conditions. Accordingly, Usama Cortas and Adam Levyn have been appointed to the Board. For further information, see Items 2 and 6 hereof and the Investor Rights Agreement filed herewith as Exhibit 7.2.

The Investors and Capri Holdings have agreed under the Investor Rights Agreement not to dispose of the Ordinary Shares held by Topco on behalf of the Investors and Capri Holdings until October 1, 2021, subject to certain exceptions. The Investors and Reporting Persons have further agreed to, until the Investors and the Reporting Persons hold in the aggregate less than 5% of the Issuer’s outstanding Ordinary Shares, vote all shares of the Issuer’s Ordinary Shares that the Investors are entitled to vote at any meeting of the shareholders of the Issuer: (a) with respect to any matter relating to the election or removal of directors to or from the Board or the compensation of directors, officers or employees of the Issuer (including in respect of any shareholder nominations for director which are not approved and recommended by the Board, any “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board), in the same manner as the LGP Designee(s) voted for such

CUSIP No. G21810109	Schedule 13D	Page 18 of 25 Pages

matters, and (b) with respect to any other matter submitted to a vote of the Issuer’s shareholders, in the same manner as the LGP Designee(s) voted for such matters. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion. For further information, see Item 6 hereof, and the Investor Rights Agreement filed herewith as Exhibit 7.2.

The Registration Rights Agreement provides the holders of Ordinary Shares that are party to such agreement with certain registration rights with respect to securities of the Issuer. For further information, see Item 6, and the Registration Rights Agreement filed herewith as Exhibit 7.3.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Purchase Agreement and the Investor Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including in registered transactions pursuant to the Registration Rights Agreements. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. In connection therewith, the Reporting Persons may engaged advisors or consultants prior to taking any such actions. However, there can be no assurance that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
Topco	115,864,432	19.18%
GEI VII	115,864,432	19.18%
GEI Side VII	115,864,432	19.18%
AIV	115,864,432	19.18%
Coinvest	115,864,432	19.18%
Associates VII-A	115,864,432	19.18%
Associates VII-B	115,864,432	19.18%
Other Reporting Persons	115,864,432	19.18%

CUSIP No. G21810109	Schedule 13D	Page 19 of 25 Pages

(c)

Other than as disclosed in Item 4 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transactions involving the Ordinary Shares in the 60 days prior to filing this Schedule 13D.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 29, 2020, the Issuer entered into the Purchase Agreement, agreeing to issue certain Ordinary Shares (subject to specified adjustments) to Redtop Holdings Limited as the Seller, of which Topco, Capri Holdings, GEI VII, GEI Side VII, Coinvest, Associates VII-A and Associates VII-B are indirect owners, as consideration to the Reporting Persons and other direct and indirect shareholders of Redtop Holdings Limited. On October 1, 2020, Redtop Holdings Limited distributed 216,683,778 Ordinary Shares to Topco, 115,864,432 Ordinary Shares of which Topco acquired and holds on behalf of the Investors and Capri Holdings, such Ordinary Shares being subject to a lockup agreement set forth in the Investor Rights Agreement as described below. Until the expiration of the lockup agreement, the Ordinary Shares shall be held by Topco as the owner of record, and the other Investors and Capri Holdings shall be the indirect owners of the Ordinary Shares until such time that the Ordinary Shares are distributed.

Pursuant to the Investor Rights Agreement, the Investors and Capri Holdings have the right to designate (i) two individuals to be nominated to the Board, for so long as the Investors, Capri Holdings and any permitted transferees maintain ownership of at least 10% of the Issuer, and (ii) one individual to be nominated to the Board so long as the Investors, Capri Holdings and any permitted transferees maintain ownership of at least 5% of the Issuer. The Issuer must include the LGP Designee or LGP Designees in the slate of nominees to be elected or appointed to the Board at the applicable shareholder meetings, subject to applicable law and certain rules and qualifications for service as a director of the Issuer. In addition, the Issuer shall take all necessary steps to cause one of the LGP Designees (who satisfies the applicable requirements) to be appointed as a member of the compensation committee of the Board unless such appointment would violate applicable laws and regulations.

Pursuant to the Investor Rights Agreement, if the percentage interest of the Investors and Capri Holdings is below 5% of the Issuer, the Investors’ and Capri Holdings’ right to designate a designee for nomination to the Board shall terminate and the Investors and Capri Holdings must cause the current LGP Designee to offer his or her resignation. For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.2.

CUSIP No. G21810109	Schedule 13D	Page 20 of 25 Pages

Under the Investor Rights Agreement, the Investors and Capri Holdings have agreed to vote all shares of the Issuer that the Investors and Capri Holdings are entitled to vote at any meeting of the shareholders of the Issuer, for so long as the Investors and Capri Holdings hold 5% of the Issuer: (a) with respect to any matter relating to the election or removal of directors to or from the Board or the compensation of directors, officers or employees of the Issuer or any of its subsidiaries (including in respect of any shareholder nominations for director which are not approved and recommended by the Board, any “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board), in the same manner as the LGP Designee(s) voted for such matters, and (b) with respect to any other matter submitted to a vote of the Issuer’s shareholders, in the same manner as the LGP Designee(s) voted for such matters. The Investors and Capri Holdings are otherwise entitled to vote their Ordinary Shares of the Issuer as they see fit, in their sole discretion. The Issuer has also granted parties to the Investor Rights Agreement certain preemptive rights and information rights, as delineated in the Investor Rights Agreement. For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.2.

The parties to the Investor Rights Agreement have agreed, until the date on which the Investors are no longer entitled to designate any director for nomination, not to acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of any of the Issuer’s securities. In addition, the parties to the Investor Rights Agreement have agreed not to make any public announcement with respect to, or offer, seek, propose, indicate an interest in or enter into, any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization or purchase of a material portion of the assets, properties or securities of the Issuer, or enter into any discussions, negotiations, arrangements, undertakings or agreements regarding the foregoing, and have further agreed to not participate in any solicitation of proxies (whether or not relating to the election or removal of directors) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the issuer, among other things. The parties to the Investor Rights Agreement further agreed not to knowingly encourage or knowingly facilitate others to do the foregoing and other actions seeking to control or influence the Issuer, as set forth in the Investor Rights Agreement. For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.2.

The parties to the Investor Rights Agreement have agreed, until October 1, 2021, not to transfer any Ordinary Shares, subject to certain exceptions. In addition, the parties to the Investor Rights Agreement have agreed not to knowingly transfer any Ordinary Shares to a person or group if such person or group is the beneficial owner, or after giving effect to such transfer, would be the beneficial owner, of more than 5% of the outstanding securities of the Issuer, unless approved in writing by the Issuer in its sole discretion. However, such prohibition shall not apply to those persons or groups who are eligible to file and in fact files a report on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) under the Exchange Act with respect to ownership of Ordinary Shares. For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.2.

Pursuant to the Registration Rights Agreement, the Investors and Capri Holdings are entitled to cause the Issuer to register the Ordinary Shares for resale under the Securities Act of 1933, as amended, upon expiration of the lockup set forth in the Investor Rights Agreement. For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.3.

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The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Investor Rights Agreement, and the Registration Rights Agreement, filed herewith as Exhibits 7.1, 7.2, and 7.3 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Purchase Agreement, dated as of July 29, 2020 (incorporated by reference to Exhibit 2.1 to Clarivate Plc’s Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020).

7.2	Investor Rights Agreement, dated as of October 1, 2020 (incorporated by reference to Exhibit 10.1 to Clarivate Plc’s Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020).

7.3

Registration Rights Agreement, dated as of October 1, 2020 (incorporated by reference to Exhibit 10.2 to Clarivate Plc’s Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020).

7.4	Joint Filing Agreement, dated October 13, 2020.

7.5	Power of Attorney, dated October 13, 2020.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of October 13, 2020

Green Equity Investors VII, L.P. By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VII, L.P. By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Capri Coinvest LP By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Capri Acquisitions Topco Limited

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Secretary

GEI VII Capri Holdings, LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

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LGP Associates VII-A LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-B LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI VII Capri AIV, L.P. By: GEI Capital VII, LLC, its general partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capri VII, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital VII, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. G21810109	Schedule 13D	Page 25 of 25 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin Andrew C. Goldberg Lance J.T. Schumacher	Chief Financial Officer and Assistant Secretary Vice President, General Counsel and Secretary Vice President – Tax and Assistant Secretary